I, Sophia Becker, certify that:

(1) the financial statements of Hiveskill LLC included in this Form are true and complete in all material respects; and

(2) the tax return information of Hiveskill LLC included in this Form reflects accurately the information reported on the tax return for Hiveskill LLC filed for fiscal year ended Dec 31st, 2020.

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Sophia Becker

CEO

19th, Feb 2021

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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.